Pernix Group, Inc.

151 E. 22nd Street, Lombard, Illinois 60148

April 25, 2014

United States Securities and Exchange Commission

Craig Slivka

Division of Corporation Finance

100 F Street

Washington, D.C. 20549-4631

RE:                           Pernix Group, Inc.

Registration Statement on Form S-1

Filed March 28, 2014

File No. 333-194860

Dear Mr. Slivka:

We have received your letter via e-mail dated April 17, 2014 in reference to the subject noted above. The following are the company’s responses to your questions/comments. In addition to providing the Company’s responses to your comments, we have prepared Pre-effective Amendment No. 1 to Registration Statement No. 333-194860 on Form S-1.

SEC Comment #1:

Form S-1

General

1. We note your disclosure on page 21 of the definitive proxy statement filed November 12, 2013 that the shares you seek to register here are, at least in part, the same shares that you registered under your Form S-1, file number 333-174539, on May 15, 2012. We further note the Form 8-K filed on December 6, 2013, stating that the shareholders had granted their approval for the de-registration and re-registration of those shares. It appears that you have not remove those shares from registration, and you are currently attempting to register securities that are currently in registration. Please advise.

Pernix Group’s Response: As of the date of your letter, April 17, 2014, we had not removed the shares currently registered under the registration statement filed on Form S-1, file number 333-174539, on May 15, 2012; however, it is our intention to do so through a post effective amendment to that registration statement today, April 25, 2014.

SEC Comment #2:

Form S-1

Cover Page of the Registration Statement

2. We note your statement in footnote 2 to the Calculation of Registration Fee table that the proposed maximum offering price per share was estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c). However, it appears that the price for the shares in the primary offering was calculated in accordance with Rule 457(d). As you repeatedly state that you will be selling the shares at the fixed price of $8.00 per share, using this method is inappropriate. Please revise.

Pernix Group’s Response:

We have changed the Calculation of Registration Fee table and footnote 2 to reflect determination of the fee using rule 457(c) and have removed language that is similar to that contained in rule 457(d). The changes will be reflected in Pre-effective Amendment No. 1 to Registration Statement No. 333-194860 on Form S-1. See the revised table and revised footnote (2) below.

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering- Price Per Share (2)	Underwriter Fees		Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (4)
Common Stock, par value $0.01 per share	5,000,000	$6.05	N/A	(3)	$30,250,000.00	$1,335.87
Common Stock, par value $0.01 per share	6,236,185	$6.05	N/A		$37,728,929.25	$4,178.17

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c). The fee was calculated based on a per share average of the bid and ask price of the registrant’s common stock which was $6.05 as reported on the Over-The-Counter Quotation Board on April 21, 2014 for existing shareholder shares and primary offering shares.

SEC Comments #3 and #4:

Form S-1

Cover Page of Prospectus

3. We note your statement here that the stock offered for your account will be sold at the fixed price of $8.00 per share, and on page 22 that it will be sold on the OTCQB. We note that a market exists for your stock, and that market makers on the OTCQB will not sell at a fixed price. Please advise.

Pernix Group’s Response:

Although there are from time to time shares traded on the OTCQB by existing shareholders, the amount of shares traded is not significant and the price at which trades are made is volatile. Pernix Group has reduced the offering price from $8.00 per share to $6.05 per share in light of April 2014 bid and ask activity on the OTCQB and has so revised the Registration Statement. It is Pernix Group’s intention to offer primary shares at $6.05 per share as the Company is not willing to issue additional shares below a price of $6.05 per share. If the trading range for Pernix Group, Inc. Common Stock is at least $6.05 per share on the OTCQB, the Company’s belief is that the primary offering shares will trade. However, if the trading range does not approximate $6.05 per share then the Company does not currently intend to sell the primary offering shares and they will remain unsold. This was the case with the primary offering shares registered at a fixed price under Form S-1, file number 333-174539, on May 15, 2012, that remain unsold to date and which the Company has deregistered on April 25, 2014. As outlined in the Company’s response to Comment # 1 above.

4. We note your disclosure that the information in this prospectus is accurate only as of the date of this prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Note that information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act. Please delete or clarify this statement.

Pernix Group’s Response:

We agree with your comment # 4 and have deleted the following language from the prospectus: “You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.” We also deleted similar language from the Table of Contents page.

SEC Comment #5:

Form S-1

Use of Proceeds, page 15

5. Please provide the disclosure called for by Instruction 1 to Item 504 of Regulation S-K.

Pernix Group’s Response:

We have provided disclosure called for by Instruction 1 to Item 504 of Regulation S-K that will be included in Pre-effective Amendment No. 1 to Registration Statement No. 333-194860 on Form S-1. The disclosure provided states “The Company anticipates that the actual proceeds received by the Company from the sale of primary offering shares would approximate the aggregate proceeds from sale of the shares as there is no underwriting arrangement in place with respect to such securities. We intend to use the net proceeds of this offering in the following order of priority:

• to finance growth in our working capital that may arise from obtaining additional construction contract or power contract awards

• to bolster equity in support of growth in bonding requirements associated with our efforts to obtain additional construction contract or power contract awards

• to fund continuing operations of our business; and

•to provide cash to use for acquisitions of construction and or power related businesses if and when attractive opportunities arise to pursue such acquisitions.

In the event that less than all the primary offering securities are sold or that net proceeds from the offering are insufficient to fund the aforementioned intended uses, the Company may seek debt financing from independent third parties. The Company may also seek debt or equity based support from its principal stockholders, Ernil Continental S.A. BVI and Halbarad Group Ltd., BVI and affiliates if needed.”

SEC Comments #6 and #7:

Form S-1

Selling Stockholders, page 16

6. We note your statement that “[t]he selling stockholders acquired their shares in connection with the following private placements of Pernix Group, Inc. common stock beginning after the original registration statement was filed on August 10, 2001 up through March 12, 2010.” Please advise whether all of the transactions disclosed were with selling stockholders.

Pernix Group’s Response:

All of the transactions disclosed on pages 16 through page 20 were with the selling stockholders. In our Pre-effective Amendment No. 1 to Registration Statement No. 333-194860 on Form S-1, we have revised our disclosure on page 16 to remove the following sentence: “The selling stockholders acquired their shares in connection with the following private placements of Pernix Group, Inc. common stock beginning after the original registration statement was filed on August 10, 2001 up through March 12, 2010. “ In addition, we have added the following sentences in its place: “All of the transactions summarized below were conducted with selling stockholders. The selling stockholders acquired their shares in connection with the following private placements of Pernix Group, Inc. common stock beginning after the original registration statement was filed on August 10, 2001 up through March 12, 2010 and the preferred stock private placement on December 30, 2013.”

7. Please place the table displaying the names of the natural persons having control over the shares held by the entities in the table of selling stockholders in footnote 6.

Pernix Group’s Response:

In pre-effective Amendment No. 1 to Registration Statement No. 333-194860 on Form S-1, we have moved the table displaying the names of the natural persons having control over the shares held by the entities in the table of selling stockholders within footnote 6.

SEC Comment #8:

Form S-1

Plan of Distribution, page 21

8. We note your statement at the top of page 22 that “[b]ecause the selling shareholders are not ‘underwriters’ within the meaning of the Securities Act, they will not be subject to the prospectus delivery requirements of the Securities Act.” Please revise to indicate that the selling stockholders may be deemed underwriters.

Pernix Group’s Response:

The Company will revise the language in the Plan of Distribution to indicate that the selling stockholders may be deemed underwriters.

SEC Comment #9:

Form S-1

Incorporation by Reference, page 25

9. Please revise to include the statements called by Item 12(b)(1) of Form S-1.

Pernix Group’s Response:

In pre-effective Amendment No. 1 to Registration Statement No. 333-194860 on Form S-1, we have included the following statement on page 25:

In accordance with Item 12(b)(1) of Form S-1,

(i)  the Company will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with this prospectus;

(ii) The Company will provide these reports or documents upon written or oral request;

(iii) The Company will provide these reports or documents at no cost to the requester;

(iv) Such requests must be directed to the attention of John Zayed, Corporate Counsel, Pernix Group, Inc. 151 East 22nd Street, Lombard, Illinois, Mr. Zayed’s phone number is (630) 620-4787 X243 and his email address is jzayed@pernixgroup.com.

(v) The Company’s Web site address where the incorporated reports and other documents may be accessed is http://www.pernixgroup.com.

Any exhibits incorporated by reference in the prospectus will also be provided by the Company in connection with such requests.

SEC Comment #10:

Form S-1

Recent Sales of Unregistered Securities, page II-3

10. Please provide the information required by Item 701 of Regulation S-K. We note that you do not state the exemption from registration claimed for the transaction you disclose here. Please also note that the disclosure contemplated by Item 701 looks back three years, and includes the private placements in 2012 and 2013 disclosed on page 20.

Pernix Group’s Response:

In pre-effective Amendment No. 1 to Registration Statement No. 333-194860 on Form S-1, we have revised the related disclosure to state “On April 2, 2012 we repurchased 120,600 and 98,650 shares of our Series B Cumulative Preferred Stock under Regulation S of the Securities Act from Ernil Continental S.A. BVI and Halbarad Limited, BVI, shareholders of the Company, for $662,017 and $541,528, respectively plus accrued dividends. Prior to repurchase the shares were convertible into 14,550 common shares on a post reverse stock split basis. On December 30, 2013 the Company sold 550,000 and 450,000 shares of unregistered Series A Preferred Stock to Ernil Continental, S.A., BVI and Halbarad Group, Ltd., BVI, respectively for $5.00 per share, resulting in proceeds received by the Company of $2.75 million and $2.25 million, respectively.  These securities were issued pursuant to an exemption under Regulation S of the Securities Act. The Company anticipates using the proceeds as follows:

• to finance growth in our working capital that may arise from obtaining additional construction contract or power contract awards

• to bolster equity in support of growth in bonding requirements associated with our efforts to obtain additional construction contract or power contract awards

• to fund continuing operations of our business; and

•to provide cash to use for acquisitions of construction and or power related businesses if and when attractive opportunities arise to pursue such acquisitions.”

SEC Comments #11-13:

Form S-1

Undertakings, page II-5

11. Please number the pages comprising your undertakings and signature sections.

Pernix Group’s Response:

In pre-effective Amendment No. 1 to Registration Statement No. 333-194860 on Form S-1, we have added page numbers II-5 and II-6 to the pages pertaining to Undertakings and II-7 for the signature page.

12. Please revise undertaking (5) here to correspond to the language in Item 512(a)(5)(ii) of Regulation S-K. Note that the regulations do not make any references to a “small business issuer.” Please also place your undertakings in the order indicated by Item 512 of Regulation S-K.

Pernix Group’s Response:

In pre-effective Amendment No. 1 to Registration Statement No. 333-194860 on Form S-1, we have removed the language “Since the small business issuer is subject to rule 430C” and replaced it with “If the Registrant is subject to Rule 430C,….”. We have also placed the undertakings in the order indicated by Item 512 of Regulation S-K, which necessitated moving the Item 512(a)(5)(ii) undertaking to precede the Item 512(a)(6)(i)-(iv) undertakings.

13. We note that you include the undertaking in Item 512(b) of Regulation S-K. Please note that this undertaking is for filings incorporating subsequent Exchange Act documents by reference. Because you are not forward incorporating by reference, it is inappropriate to include this undertaking.

Pernix Group’s Response:

In pre-effective Amendment No. 1 to Registration Statement No. 333-194860 on Form S-1, the undertaking in Item 512(b) of Regulation S-K has been removed by deleting the following sentence from page II-6: “The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.”

SEC Comments #14-15:

Form S-1

Signatures, page II-7

14. Please ensure that your next amendment is signed by your Principal Accounting Officer and your Principal Financial Officer in their capacities as such. Currently, Mr. Pollack and Ms. Groeber have caused the registration statement to be signed by Pernix Group, Inc., but have not signed the registration in their capacities as officers.

Pernix Group’s Response:

We agree with your comment and have added signatures of Ms. Groeber and Mr. Pollack in their capacities as officers of the registrant in pre-effective Amendment No. 1 to Registration Statement No. 333-194860 on Form S-1.

15. Please have Ibrahim Ibrahim sign the next amendment that you file, or remove his name from this page.

Pernix Group’s Response:

In pre-effective Amendment No. 1 to Registration Statement No. 333-194860 on Form S-1, Mr. Ibrahim’s signature has been provided.

SEC Comment #16:

Form S-1

Exhibit 5.1

16. We note that counsel has stated that it is of the opinion that the Company Offered Shares will be “validly issued, fully paid and non-assessable, provided that the consideration therefor is not less than the par value thereof.” This qualification appears to go directly to the definition of “fully paid.” Please advise.

Pernix Group’s Response:

In pre-effective Amendment No. 1 to Registration Statement No. 333-194860 on Form S-1, counsel has deleted the following language from the opinion…”provided that the consideration therefor is not less than the par value thereof”.

* * * * *

As a courtesy we have provided marked copies of the filing to expedite your review and have provided this cover letter tagged as correspondence that keys our responses to your comments and provides any requested information.

We understand that you may have additional comments after review of the amendment and responses to your comments.

We thank you for your comments and believe that we have adequately addressed them in our response and through necessary amendments of the registration statement. The Company appreciates your comments and acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

We hereby request that the effective date of the Registration Statement on Form S-1/A (File No. 333-194860) of Pernix Group, Inc., originally filed with the SEC on March 28, 2014 as amended on April 25, 2014, be accelerated so that such Registration Statement, as amended, shall become effective on or before Thursday, May 1, 2014. There is no underwriter for the related primary or secondary offerings.

We acknowledge that: (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that it has been advised that the Division of Enforcement has access to all information provided by the Company to the Staff of the Division of Corporation Finance in connection with the Staff’s review of the filing or in response to the Staff’s comments on the filing.

Best Regards,

By:	/s/ Nidal Z. Zayed

Nidal Z. Zayed, President, Chief Executive Officer and Acting Chief Financial Officer

By:	/s/ Gregg D. Pollack

Gregg D. Pollack, Vice President — Administration and Chief Financial Officer

By:	/s/ Carol Groeber

Carol Groeber, Controller and Principal Accounting Officer

Cc: Mr. Craig Slivka

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

cc: Via E-Mail

David J. Kaufman, Esq.

Thompson Coburn LLP

55 East Monroe Street

37th Floor

Chicago, IL 60603